EX-12






                           CONAGRA, INC. AND SUBSIDIARIES

            Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges & Preferred Stock Dividends

                             (Dollars in millions)






[CAPTION]
                                           Fiscal Years Ended May

                                    1992     1993     1994     1995     1996
                                  ________ ________ ________ ________ ________

Fixed charges:
 Interest expense                $  359.2 $  294.0 $  295.1 $  324.3 $  362.8
 Capitalized interest                 4.9      2.3      1.7      4.9      5.8
 Interest in cost of goods sold      17.1     14.6     12.7     17.5     27.5
 One third of non-cancellable
     lease rent                      42.7     43.7     43.5     38.6     40.1
                                  -------- -------- -------- -------- --------
 Total fixed charges (A)            423.9    354.6    353.0    385.3    436.2

   Add preferred stock dividends
         of the Company              38.7     38.7     39.3     39.3     14.6
                                  -------- -------- -------- -------- --------
 Total fixed charges and preferred
  stock dividends (B)            $  462.6 $  393.3 $  392.3 $  424.6 $  450.8
                                  ======== ======== ======== ======== ========

Earnings:
Pretax income                    $  587.7 $  631.4 $  720.0 $  825.9 $  408.6
 Adjusted for unconsolidated
   subsidiaries                      11.0      8.3     (1.8)    10.6      2.3
                                  -------- -------- -------- -------- --------
 Pretax income of the Company
         as a whole                 598.7    639.7    718.2    836.5    410.9

   Add fixed charges                423.9    354.6    353.0    385.3    436.2
   Less capitalized interest         (4.9)    (2.3)    (1.7)    (4.9)    (5.8)
                                  -------- -------- -------- -------- --------
  Earnings and fixed charges (C) $1,017.7 $  992.0 $1,069.5 $1,216.9 $  841.3
                                  ======== ======== ======== ======== ========

Ratio of earnings to
      fixed charges (C/A)             2.4      2.8      3.0      3.2      1.9*

Ratio of earnings to combined
fixed charges and preferred
stock dividends (C/B)                 2.2      2.5      2.7      2.9      1.9*




*In 1996, pretax income includes non-recurring charges of $507.8 million. Excluding the charges, the "ratio of earnings to fixed charges" and the "ratio of earnings to combined fixed charges and preferred stock dividends" was 3.1 and 3.0, respectively. See Note 2 "Non-Recurring Charges" on page 41 of the Company's 1996 Annual Report to Stockholders.

   For the purposes of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges. Fixed charges, for the purpose of computing earnings are adjusted to exclude interest capitalized. Fixed charges include interest on both long and short-term debt (whether said interest is expensed or capitalized and including interest charged to cost of goods sold), and a portion of non-cancellable rental expense representative of the interest factor. The ratio is computed using the amounts for ConAgra as a whole, including its majority-owned subsidiaries, whether or not consolidated, and its proportionate share of any 50% owned subsidiaries, whether or not ConAgra guarantees obligations of these subsidiaries.

Exhibit 12 (Continued)

For purposes of calculating the above ratio of earnings to combined fixed charges and preferred dividends, preferred stock dividend requirements (computed by increasing preferred stock dividends to an amount representing the pre-tax earnings which would be required to cover such dividend requirements) are combined with fixed charges as described above, and the total is divided into earnings as described above.